Actel Corporation
2061 Stierlin Court
Mountain View, California 94043-1655

December 19, 2005
Via Facsimile — (202) 772-9203 and EDGAR transmission
Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0303

Re:	Actel Corporation
Schedule TO-I
Filed December 1, 2005
Dear Ms. Griffith:
As referenced in a letter dated of even date herewith from Asaf Kharal of Wilson Sonsini Goodrich & Rosati, this letter confirms Actel Corporation’s understanding that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if you need any further information.

Actel Corporation
/s/ David L. Van De Hey
Vice President and General Counsel